UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-18378

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

400 Somerset Corporate Boulevard

Bridgewater, NJ 08807-0912

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVENTIS

67917 Strasbourg CEDEX 9

France

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

For the years ended December 31, 2002 and December 31, 2001

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

Table of Contents

(a)	Financial Statements:

Report of Independent Accountants

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2002*

(b)	Exhibits:

(1) Consent of Independent Accountants

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of Aventis Pharmaceuticals Inc. Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aventis Pharmaceuticals Inc. Savings Plan (formerly the Hoechst Marion Roussel, Inc. Savings Plan, hereafter the “Plan”) at December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 6, 2003

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

Statement of Net Assets Available for Benefits

As of December 31, 2002

	Total	Nonparticipant Directed	Participant Directed

Assets:
Investments,
at fair value:
Investment in Master Trust	$316,408,404	$0	$316,408,404
Mutual funds	325,935,005	0	325,935,005
Common and commingled trusts	320,767,457	0	320,767,457
Money market account	717,032	717,032	0
at contract value:
Participant loans	18,589,907	0	18,589,907
	982,417,805	717,032	981,700,773

Other receivable	246,091	348	245,743
Contributions receivable – employee	1,735,534	0	1,735,534
Contributions receivable – employer	76,292,647	29,403,834	46,888,813
	78,274,272	29,404,182	48,870,090

Cash	27	0	27

Total assets	1,060,692,104	30,121,214	1,030,570,890

Liabilities:
Bonds payable (note 6)	29,019,609	29,019,609	0
Other Payables	11,392	69	11,323
Accrued interest payable	1,101,536	1,101,536	0

Total liabilities	30,132,537	30,121,214	11,323

Net assets available for benefits	$1,030,559,567	$0	$1,030,559,567

See accompanying notes to financial statements.

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

Statement of Net Assets Available for Benefits

As of December 31, 2001

	Total	Nonparticipant Directed	Participant Directed

Assets:
Investments,
at fair value:
Investment in Master Trust	$315,971,735	$0	$315,971,735
Mutual funds	330,131,593	0	330,131,593
Common and commingled trusts	399,663,537	0	399,663,537
Bonds	4,057,915	4,057,915	0
U. S. government securities	6,231,919	6,231,919	0
Money market account	3,362,687	3,362,687	0
at contract value:
Participant loans	18,769,559	0	18,769,559
	1,078,188,945	13,652,521	1,064,536,424

Other receivable	361,904	259,913	101,991
Contributions receivable – employee	1,598,360	0	1,598,360
Contributions receivable – employer	68,017,930	25,245,910	42,772,020
	69,978,194	25,505,823	44,472,371

Cash	445	445	0

Total assets	1,148,167,584	39,158,789	1,109,008,795

Liabilities:
Bonds payable	37,722,391	37,722,391	0
Other Payables	584,929	4,519	580,410
Accrued interest payable	1,431,879	1,431,879	0

Total liabilities	39,739,199	39,158,789	580,410

Net assets available for benefits	$1,108,428,385	$0	$1,108,428,385

See accompanying notes to financial statements.

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

	Total	Nonparticipant Directed	Participant Directed

Additions:
Contributions:
Employer	$74,687,742	$2,907,065	$71,780,677
Employee	68,629,349	0	68,629,349
Investment Income:
Interest and dividends	25,881,918	372,338	25,509,580

Total additions	169,199,009	3,279,403	165,919,606

Deductions:
Net depreciation in the fair value of investments (note 3)	(146,846,013)	(169,523)	(146,676,490)
Net depreciation in the fair value of investments in Master Trust (note 4)	(23,366,568)	0	(23,366,568)
Distributions	(73,539,783)	0	(73,539,783)
Interest expense	(3,106,167)	(3,106,167)	0
Fees and expenses	(209,296)	(3,713)	(205,583)

Total deductions	(247,067,827)	(3,279,403)	(243,788,424)

Decrease in net assets available for benefits	(77,868,818)	(0)	(77,868,818)

Net assets available for benefits:
Beginning of year	1,108,428,385	0	1,108,428,385

End of year	$1,030,559,567	$0	$1,030,559,567

See accompanying notes to financial statements.

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

	Total	Nonparticipant Directed	Participant Directed

Additions:
Contributions:
Employer	$67,676,552	$2,587,155	$65,089,397
Employee	57,833,141	0	57,833,141
Investment Income:
Interest and dividends	26,467,340	1,275,927	25,191,413

Total additions	151,977,033	3,863,082	148,113,951

Deductions:
Net depreciation in the fair value of investments (note 3)	(97,841,455)	35,153	(97,876,608)
Net depreciation in the fair value of investments in Master Trust (note 4)	(18,258,583)	0	(18,258,583)
Distributions	(118,887,685)	0	(118,887,685)
Interest expense	(3,883,913)	(3,883,913)	0
Fees and expenses	(179,725)	(14,322)	(165,403)

Total deductions	(239,051,361)	(3,863,082)	(235,188,279)

Net Puerto Rico Plan Transfer Out (note 1)	(8,488,855)	0	(8,488,855)

Decrease in net assets available for benefits	(95,563,183)	0	(95,563,183)

Net assets available for benefits:
Beginning of year	1,203,991,568	0	1,203,991,568

End of year	$1,108,428,385	$0	$1,108,428,385

See accompanying notes to financial statements.

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  Summary of Significant Plan Provisions

Effective January 2, 2001, the Plan transferred $8,488,855 in assets to the Aventis Pharmaceuticals Puerto Rico Savings Plan (the “PR Plan”) established for the benefit of Aventis Pharmaceuticals associates working in Puerto Rico.

The following description of the Aventis Pharmaceuticals Inc. Savings Plan (hereafter referred to as the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all associates of Aventis Inc. (the “Company”) and Aventis Pharmaceuticals Inc. as they meet the prescribed eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Hoescht Marion Roussel Puerto Rico, Inc. (subsequently known as Aventis Pharmaceuticals Puerto Rico, Inc.) and T. Rowe Price Trust Company (the” Trustee”) entered into a Master Trust Agreement (“MT Agreement”) to serve as a funding vehicle for certain commingled assets of the Plan and the PR Plan.  Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the PR Plan in the Master Trust.  Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Trustee and Record keeper

The T. Rowe Price Trust Company is the Plan’s trustee.  The Trustee is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan assets.  T. Rowe Price Group Inc. is the Plan’s recordkeeper.

Plan Administration

The Aventis Pharmaceuticals Savings Investment Committee (the “Committee”), as appointed by the Company’s Board of Directors, is responsible for the general administration of the Plan. The Company also maintains a trust fund as a part of the Plan to hold the assets of the Plan. The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust

Agreement and the management of the assets. The Trustee also administers the payment of interest and principal on the bonds, which is reimbursed to the Trustee through contributions, as determined by the Plan.

Contributions

The Plan provides that participants may make elective deferral contributions, which can save up to 20% of the participants’ eligible pay in whole percentage (up to the allowable IRS annual maximum – $11,000 for 2002) on a pre-tax basis, pursuant to Code Section 401(k).  In addition, changes have been made during 2002 to permit “catch-up” contributions (of not more than $1,000 in 2002) for participants age 50 and over.

The Company is obligated to make contributions in cash to the Plan equal to the debt service requirements on the Guaranteed ASOP Notes (see note 6). The Plan provides for a matching contribution in an amount that is equal to the lesser of 4% of such participant’s eligible compensation for the Plan year or 100% of the participant’s plan contribution. To the extent that the required employer matching contribution exceeds the debt service requirements, the Company makes additional cash contributions to the Plan. The Plan also provides that the Company may make an annual performance sharing contribution of up to 6% of the eligible compensation allocated to qualified participants as of the end of the Plan year, as determined by the Board of Directors.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum deductible for federal income tax purposes.

Vesting

All participants are 100% vested at all times in all portion of their accounts balances.

Distributions

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

Loans

Plan participants may borrow from $1,000 up to the lesser 50% of the value of their account or $50,000 minus the highest outstanding loan balance in the preceding 12 months, subject to limitation described in the Plan. Loans bear interest at a rate commensurable with the prevailing market rate, as determined by the Plan Administrator, and the loan is payable in semimonthly installments generally over a term of up to five years, or extended terms for the purchase of a primary residence.

Administrative Expense

Expenses incurred to administer the Plan, including Trustee, record keeper, and investment advisory fees, are paid by the Plan.  The Company pays all other expenses of the Plan.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Valuation of certain investments in the Plan that are held in the Master Trust represents the Plan’s allocable portion of such investments.

Investments in mutual funds and money market accounts are stated at fair value as determined by the Trustee, principally through the use of quoted market prices. Participant loans are valued at cost, which approximates fair value.  Investment contracts are stated at contract value, which is contributions plus interest minus benefit payments and expenses, which approximates fair value.  Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Aventis Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor).  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and therefore are recorded at contract value, which approximates fair market value.  Each contract is subject to early termination penalties that may be significant.  The average crediting rate for the investment contracts was 6.3% and 6.4% and the average yield was 5.7% and 5.2% during 2002 and 2001, respectively.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Benefit Payments

Benefits are recorded when paid.

NOTE 3 – Investments

The following table presents the fair value of investments at December 31, 2002 and 2001 that represent 5% or more of the net assets available for benefits at January 1, 2002 and 2001:

	2002		2001
Master Trust:
Aventis Pharmaceuticals Inc., Master Trust	316,408,404		315,971,735

Mutual Funds:
T.Rowe Price Science & Technology, Inc.	N/A	*	66,680,555
T.Rowe Price Pimco Total Return Fund	117,963,548		91,624,411
T.Rowe Price Small Cap Stock Fund	112,828,783		121,443,763

Common and collective trusts:
T.Rowe Price FMTC Select Equity Fund	174,033,700		243,513,874
T.Rowe Price Retirement Strategy Trust Balance Fund	64,272,816		70,977,322
T.Rowe Price Equity Index Trust Fund	70,534,197		78,960,356

* Not above 5%

During 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2002	2001
Mutual Funds	$(59,890,440)	$(51,142,715)
Common and collective trusts	(86,786,050)	(46,733,893)
Bonds	(169,523)	35,153
	$(146,846,013)	$(97,841,455)

NOTE 4 – Master Trust

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for certain commingled assets of the Plan and the PR Plan.  Both plans have an undivided interest in the Master Trust.  The assets of the Master Trust are held by the Trustee.  At December 31, 2002 and 2001, the Plan’s interest in the Master Trust was approximately 98% for both years.

The following table presents the fair value of investments held in the Master Trust as of December 31, 2002 and 2001:

	2002	2001
Investments,
at fair value:
Cash and cash equivalents	1,006,408	852,744
Mutual Funds	11,867,771	2,850,595
Company Stock	79,506,755	104,947,230
at contract value:
Guaranteed Insurance Contracts	231,281,836	214,192,963
	$323,662,770	$322,843,532

The following table presents the investment income for the Master Trust for the year ended December 31, 2002 and 2001:

	2002	2001

Dividends	$675,635	$638,349
Interest	13,428,456	14,004,038
Net depreciation of investments	(23,774,237)	(18,582,010)
	$(9,670,146)	$(3,939,623)

NOTE 5 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been made.  The Plan Administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

NOTE 6 – Bonds Payable

Certain investment funds are held exclusively for the settlement of bonds payable and are not allocated to participants. On January 10, 1991, the Plan issued $104,663,130 of Guaranteed ASOP Notes that have an annual interest rate of 9.11%. The bonds are to be repaid during the years ended December 31 as follows:

2003	8,992,686
2004	9,648,293
2005	10,378,630
$29,019,609

NOTE 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2002	December 31, 2001
Net assets available for benefits per the financial statements	$1,030,559,567	$1,108,428,385
Amounts allocated to withdrawing participants	0	(27,392)

Net assets available of benefits per the Form 5500	$1,030,559,567	$1,108,400,993

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31, 2002	December 31, 2001
Benefits paid to participants per the financial statements	$73,539,783	$118,887,685
Add amounts allocated to withdrawing participants at end of year	0	27,392
Less amounts allocated to withdrawing participants at beginning of year	(27,392)	(361,795)

Benefits paid to participants per the Form 5500	$73,512,391	$118,553,282

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, borrower, lessor, or similar party	Description of Asset	Cost		Market Value

Master Trust:

Aventis Pharmaceuticals Inc., Master Trust	Master Trust		**	316,408,404

Mutual Funds:
Tradelink Investments	Mutual Fund		**	19,715,240
Pimco Total Return Fund*	Mutual Fund		**	117,963,548
T.Rowe Price International Stock Fund *	Mutual Fund		**	29,366,534
T.Rowe Price Small Cap Stock Fund *	Mutual Fund		**	112,828,783
T.Rowe Price Science & Technology, Inc. *	Mutual Fund		**	46,060,900
Total Mutual Funds				325,935,005

Common and commingled trusts:
T.Rowe Price FMTC Select Equity Fund*	Commingled trust fund		**	174,033,700
T.Rowe Price Capital GRD Emrg Mrkts Equity Fund*	Commingled trust fund		**	2,552,194
T.Rowe Price Retirement Strategy Trust Cons Gr Fund *	Common trust		**	6,246,227
T.Rowe Price Retirement Strategy Trust Income+ Fund *	Common trust		**	3,128,323
T.Rowe Price Retirement Strategy Trust Balance Fund*	Common trust		**	64,272,816
T.Rowe Price Equity Index Trust Fund *	Common trust		**	70,534,197
Total common and collective trusts				320,767,457

Money market accounts:
T.Rowe Price U.S. Treasury Money Market Fund *	Money market account			442,173
Bank of NY Collective STIF	Money market account	274,859		274,859
Total money market accounts		274,859		717,032

Loans:
Participant loans*	Participant loans with varying maturities and interest rates ranging from 5.75% to 10.5%			18,589,907

TOTAL INVESTMENTS				982,417,805

* Indicates party-in-interest to the Plan.

** Cost not required for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PHARMACEUTICALS INC. SAVINGS PLAN

Date:	June 6, 2003	By:	/s/ Helen Hefner
Helen Hefner, for the Retirement Plan Administrative Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Consent of Independent Accountants – PricewaterhouseCoopers LLP